BRB Foods Inc.

Rua Doutor Eduardo de Souza Aranha

387 – Conjunto 151, Sao Paulo, SP 04543-121

VIA EDGAR

July 16, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BRB Foods Inc.

Amendment No. 11 to Registration Statement on Form S-1

File No. 333-276557

Filed on July 1, 2025

Dear Ms. Sidwell:

BRB Foods Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 11 to Registration Statement on Form S-1 on July 1, 2025 as set forth in the Staff’s letter dated July 11, 2025 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 12 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 11 to Registration Statement on Form S-1

Summary, page 4

1.	We note your response to our prior comment 6. Please update your Summary section to reflect the updates made to the discussion of your strategic planning.

Response: We respectfully advise the Staff that we have revised the Summary section on page 4 of the Amended Registration Statement to reflect the updates made to the discussion of our strategic planning, consistent with the disclosures included elsewhere in the Amended Registration Statement.

Risks Factors, page 11

2.	We note your response to our prior comment 3 and partially reissue. Where you discuss market share, customers and vendors, revise to specifically address any challenges associated with the suspension of sales and the obstacles you could face when you attempt to reenter the market. We note risk factors regarding customer and vendor reliance on pages 13 and 14, respectively.

Response: We respectfully advise the Staff that we have further revised the risk factor titled “We have paused sales of our products since the second quarter of 2024, and there is no assurance that we will be able to successfully re-enter the market or regain customer and/or vendor relationships.” on page 12 of the Amended Registration Statement to more specifically address the challenges we may face in reengaging with customers and vendors, such as the potential loss of shelf space, supply chain disruptions, and renegotiation of commercial terms. Additionally, we have revised the Business section on page 67 of the Amended Registration Statement to specifically address the challenges associated with our product sales suspension, including the potential loss of market share and customer and vendor relationships. These revisions discuss how our product sales suspension may have impacted our historical market position and outline obstacles we may face in reestablishing customer relationships, distribution networks and vendor agreements upon market reentry.

Use of Proceeds, page 41

3.	We note your disclosure that you intend to use up to 10% of the net proceeds for “potential strategic investments in unaffiliated entities or joint ventures.” Please provide the information required by Instruction 6 to Item 504 of Regulation S-K.

Response: We respectfully advise the Staff that we have revised the Use of Proceeds section on page 41 of the Amended Registration Statement to include information required by Instruction 6 to Item 504 of Regulation S-K. Specifically, we have clarified that up to 10% of the net proceeds may be used to make strategic investments in unaffiliated entities or joint ventures in the packaged foods, logistics and supply chain sectors. We have also disclosed that, as of the date of the prospectus, we have neither identified any specific acquisition targets nor are we currently engaged in any related negotiations or agreements.

Unaudited Consolidated Financial Statements for the Three Months Ended March 31, 2025, page F-2

4.	Please revise to clearly label the interim financial statements as “unaudited.” Include that label on each of the primary financial statements and the first page of the notes to financial statements. In addition, correct the footnote at the bottom of pages F-2 through F-7 to state that the notes are an integral part of these “unaudited” consolidated financial statements.

Response: We respectfully advise the Staff that we have revised the Amended Registration Statement to clearly label the interim financial statements as “unaudited.” This label now appears on the face of each of the primary interim financial statements and on the first page of the notes to the interim financial statements. Further, we have revised the footnote on the bottom of pages F-2 through F-7 of the Amended Registration Statement to state that the notes are an integral part of these “unaudited” consolidated financial statements.

5.	Please revise to label each column of the corrected financial information as “restated” as appropriate throughout the filing, including in the interim financial statements. For example, on the interim balance sheet on page F-2, the column for the year ended December 31, 2024 should be marked as “restated.” Additionally, please include all disclosures required by ASC 250-10-50-7.

Response: We respectfully advise the Staff that we have revised our financial statements and related disclosures throughout the filing to clearly label each applicable column of corrected financial information as “restated”, including on the interim balance sheet on page F-2 of the Amended Registration Statement and in all other relevant tables where restated amounts are presented. Further, we have included all disclosures required under ASC 250-10-50-7.

6.	We note your response to our prior comment 14 and revised disclosures for the related restatement. However we note from your disclosure in the notes to the financial statements that the deferred offering costs related to legal and consulting services of $1,025,195 are currently presented as amortizable intangible assets as of March 31, 2025 and December 31, 2024 and 2023. Please revise to appropriately describe and classify these deferred offering costs. The comment applies to both sets of the financial statements.

Response: We respectfully advise the Staff that we have revised our financial statement presentation and related disclosures to reclassify deferred offering costs of $1,025,195 as a separate line item within “Other Assets” in the consolidated balance sheets as of March 31, 2025, and December 31, 2024 and 2023. These amounts were previously presented as “Intangible assets”. Further, we have revised the notes to the consolidated financial statements to clarify the nature, classification, and accounting treatment of these deferred offering costs, including related updates to Note 4 – Main Accounting Practices – Consolidated Financial Statements on pages F-16 and F-49 of the Amended Registration Statement.

Statement of Changes to Shareholders’ Equity, page F-5

7.	We note that your Statement of Changes to Shareholders’ Equity includes a rollforward of the year ended December 31, 2024 and the period ended March 31, 2025. In accordance with Rule 8-03(a)(5) and Rule 3-04 of Regulation S-X, please revise to include a rollforward of the comparative year-to-date period which would reflect the activity during the time between December 31, 2023 and March 31, 2024.

Response: We respectfully advise the Staff that we have revised our Unaudited Consolidated Statement of Changes to Shareholders’ Equity, included on page F-5 of the Amended Registration Statement, to include a rollforward for the comparative year-to-date period ended March 31, 2024. This presentation reflects the changes in shareholders’ equity from December 31, 2023 to March 31, 2024 and is consistent with the requirements of Rule 8-03(a)(5) and Rule 3-04 of Regulation S-X.

Audited Financial Statements for the Year Ended December 31, 2024

Notes to the Audited Financial Statements

Note 4. Main Accounting Practices

Consolidated Financial Statements Restated, page F-47

8.

We note your disclosure that you have updated the disclosures and footnotes related to intangible assets regards to financial statements of fiscal year ended as of December 31, 2024 and 2023, and recorded a GAAP adjustment of USD 1,166,238 and USD 1,140,815 respectively. Please revise to include all disclosures required by ASC 250-10-50-7. This guidance includes disclosure of the amount of the adjustment for each financial statement line item that was affected in the restatement as well as loss per share amounts, and should be shown for both 2024 and 2023. Please revise accordingly.

Response: We respectfully advise the Staff that we have revised the disclosures in the notes to the consolidated financial statements to include information required by ASC 250-10-50-7.

Part II

Item 16. Exhibits and Financial Statement Schedules., page II-3

9.	We note that you have redacted information from Exhibits 10.1, 10.2, 10.3 and 10.4, but that the identification key you provide on page II-4 does not indicate that these exhibits contain redactions. Please revise.

Response: We respectfully advise the Staff that we have revised the Exhibit Index on page II-4 of the Amended Registration Statement to indicate that Exhibits 10.1, 10.2, 10.3 and 10.4 contain redacted information.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Paulo R. Bonifacio
Paulo R. Bonifacio Chief Executive Officer, President and Director

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP

3